UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Alamo Energy Corp.
(Name of Issuer) Common Stock
(Title of Class of Securities) 393060-10-8
(CUSIP Number) Allan Millmaker 10497 Town and Country Way, Suite 310, Houston, Texas 77024 (832) 436-1832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 18, 2009
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393060-10-8

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael Stott, Alamo Oil Limited

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only ___________________________________________________________________________________________________________________________________

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ______________________________________________________________________________

	6.	Citizenship or Place of Organization U.K.

Number of	7. U	Sole Voting Power 350,000
Shares
Beneficially Owned by	8.	Shared Voting Power 0
Each
Reporting Person	9. U	Sole Dispositive Power 350,000
With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,000

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___________________________________________________________________________

	13.	Percent of Class Represented by Amount in Row (11) 21.57%

	14.	Type of Reporting Person (See Instructions)
IN, CO

Item 1.  Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Alamo Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 10497 Town and Country Way, Suite 310, Houston, Texas 77024.

Item 2.  Identity and Background

(a)	Name:	Michael Stott
(b)	Business Address:	5 Spinnaker Close, Hedon Hull, United Kingdom, HU12 8RE101
(c)	Present Principal Occupation:	President of Alamo Oil Limited.
(d)	Disclosure of Criminal Proceedings:	Mr. Stott has not been convicted in any criminal proceeding at any time.
(e)	Disclosure of Civil Proceedings:
Mr. Stott has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Stott is a citizen of the U.K.

(a)	Name:	Alamo Oil Limited, a UK corporation
(b)	Business Address:	5 Spinnaker Close, Hedon Hull, United Kingdom, HU12 8RE101
(c)	Present Principal Occupation:	n/a
(d)	Disclosure of Criminal Proceedings:	n/a
(e)	Disclosure of Civil Proceedings:	n/a
(f)	Citizenship:	Alamo Oil Limited is a U.K. corporation.

Item 3. Source and Amount of Funds or Other Consideration

Alamo Oil Limited, which is solely owned by Mr. Stott, acquired an aggregate of 350,000 shares of the Issuer’s common stock pursuant to an Asset Purchase and Sale Agreement entered into with the Issuer, in exchange for oil and gas assets owned by Alamo Oil Limited.

Item 4.  Purpose of Transaction

On November 18, 2009, Alamo Oil Limited acquired an aggregate of 350,000 shares of the Issuer’s common stock pursuant to an Asset Purchase and Sale Agreement entered into with the Issuer, in exchange for oil and gas assets owned by Alamo Oil Limited. The transaction was concurrent with a change in control of the Issuer.

Item 5.  Interest in Securities of the Issuer

Mr. Stott beneficially owns the shares of the Issuer’s common stock held directly by Alamo Oil Limited; the entity Alamo Oil Limited beneficially owns a total of 350,000 shares of the Issuer’s common stock as follows:

(a)Alamo Oil Limited directly owns 350,000 shares of the Issuer’s common stock which comprises 21.57% of the Issuer’s total issued and outstanding shares.

(b)Alamo Oil Limited has sole voting and dispositive power as to the 350,000 shares it owns directly; Alamo Oil Limited is solely owned by Mr. Stott.

(c)  On November 18, 2009, Alamo Oil Limited directly acquired 350,000 shares of the Issuer’s shares by concluding an asset purchase and sale transaction, pursuant to which Alamo Oil Limited acquired 350,000 shares of the Issuer’s common stock in conjunction with a change of control transaction.   Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about November 24, 2009.

(d)Not Applicable.

(e)Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about November 24, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2009

Date

Michael Stott, individually and as sole owner of Alamo Oil Limited

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)